

PRESS RELEASE ***EXHIBIT 99.1***

For the quarter and the six-month period ended June 30, 2004

All amounts are in US$ unless otherwise stated

TIW REPORTS STRONG SECOND QUARTER RESULTS

- **Service Revenues of $286.5 million, up 29.2%**
- **Operating Income of $66.3 million, up 36.8%**
- **Net Income of $13.9 million compared to $6.5 million in Q2-2003**

Montréal, Canada, July 29, 2004 – Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") today reported its results for the second quarter of 2004.

Service revenues for the quarter reached $286.5 million compared to $221.7 million for the second quarter of 2003. Consolidated operating income before depreciation and amortization (OIBDA)[1] increased 24.1% to $120.9 million compared to $97.4 million for the second quarter of 2003. Operating income for the quarter reached $66.3 million compared to $48.4 million for the second quarter of 2003. The growth in OIBDA and operating income reflects record subscriber growth in Romania and significant subscriber growth and margin expansion in the Czech Republic. Net income for the quarter was $13.9 million or $0.10 per share on a basic and fully diluted basis compared to a net income of $6.5 million or $0.07 per share on a basic and fully diluted basis for the second quarter 2003.

"We are pleased with our second quarter results", said Bruno Ducharme, Chief Executive Officer. "In Romania, we continued to register record subscriber growth with our best second quarter net additions ever, resulting in strong service revenues growth and, in the Czech Republic, we continued to improve our operating margins and to grow our postpaid subscriber base" added Mr. Ducharme.

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[1] We use the term operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU") which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditure and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles ("GAAP"), these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on our network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. For the reconciliation of OIBDA to operating income, refer to Note 14 to the interim financial statements and for the reconciliation between service revenues and ARPU, refer to the non GAAP measures and operating data section of this release.



MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2004

Management's discussion and analysis, dated July 29, 2004, should be read in conjunction with the accompanying unaudited consolidated financial statements of TIW for the three month and six months ended June 30, 2004 and should also be read in conjunction with the audited consolidated financial statement and Operating and Financial Review and Prospects contained in TIW's 2003 Annual Report for the year ended December 31, 2003. Additional information relating to TIW, including the company's annual report on Form 20-F and continuous disclosure documents, is available on SEDAR at www.sedar.com under Telesystem International Wireless Inc. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (GAAP). Please refer to Note 17 to our audited consolidated financial statements for the year ended December 31, 2003 for a summary of the differences between Canadian GAAP and United States (U.S.) GAAP.

Results of Operations

We recorded net subscriber additions for the second quarter of 481,844 compared to 163,245 in the same period last year. As of June 30, 2004 the total number of subscribers reached 5,767,953, up 36.1% compared to 4,238,757 at the end of the second quarter of 2003. Consolidated service revenues increased 29.2% to $286.5 million compared to $221.7 million for the second quarter of 2003. Selling, general and administrative expenses were $73.2 million in the second quarter of 2004 as compared to $52.7 million in 2003. The increase in selling, general and administrative expense is largely attributable to additional cost incurred for acquiring and servicing a significantly higher number of subscribers. Also included in the expenses for the second quarter of 2004 is a non-cash stock based compensation expense of $2.7 million. The revenue growth and lower depreciation costs as a percentage of revenue resulted in an operating income of $66.3 million compared to $48.4 million for the same period last year, an increase of 36.8%.

Net income for the second quarter of 2004 amounted to $13.9 million or $0.10 per share on a basic and fully diluted basis compared to a net income of $6.5 million or $0.07 per share on a basic and fully diluted basis for the second quarter of 2003. Interest expense net of interest income for the second quarter of 2004 was $20.4 million compared to $17.6 million for the same period last year which was net of a reversal of $7 million in the second quarter of 2003 related to contingent payments which were avoided as a result of the early redemption of the corporate 14% Notes. The second quarter 2004 results also include a foreign exchange gain of $1.3M compared to a gain of $4.8M for the second quarter of 2003.



For the first six months of 2004, consolidated service revenues increased 33.8% to $550.7 million compared to $411.5 million for the same period last year. Operating income increased 47.8% to $116.5 million from $78.8 million for the same period last year. Net income for the six month period ended June 30, 2004 was $29.6 million or $0.23 per share basic and $0.22 per share fully diluted compared to a net income of $9.5 million or $0.10 per share basic and fully diluted for the corresponding prior year period. The 2004 net income includes a gain of $11.7 million on the disposal in the first quarter of our shares in Hexacom our Indian affiliate while the 2003 net income included a gain of $19.3 million on the sale of a minority interest in MobiFon. The 2003 result also includes a loss from discontinued operations of $8.8 million related to our discontinued Brazilian cellular operations which were disposed of on March 26, 2003.

MobiFon S.A. – Romania

MobiFon S.A. ("MobiFon" or its trade mark, "Connex"), the market leader in Romania with an estimated 48.8% share of the cellular market, added 417,810 net subscribers for the second quarter for a total of 4,089,948, compared to net additions of 73,362 in the second quarter of 2003 and total subscribers of 2,746,127 at the end of the same 2003 period, an increase of 48.8%. As of June 30, 2004, postpaid subscribers accounted for 35% of MobiFon's total subscriber base as compared to 36% at the end of the second quarter of 2003 and 37% at the end of last quarter.

During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 39% from 26% at the end of the second quarter of 2003. The Romanian mobile market continued to show significant growth and the second quarter of 2004 was the best second quarter ever for MobiFon in terms of subscriber additions.

Service revenues reached $162.4 million compared to $127.2 million for the second quarter of 2003. This record $35.3 million increase in service revenues translated into a 27.7% year over year growth rate. This growth was largely attributable to a 43.2% increase in average number of subscribers.

The monthly average revenue per user ("ARPU")[1] for the second quarter was $12.84 compared to $14.44 for the same period of last year, with the decrease being the result of the addition of more than 1.3 million subscribers during the last 12 months and the slightly higher proportion of prepaid subscribers than postpaid subscribers added in that period.

Cost of services as a percent of service revenue increased to 20.9% from 19.7% in the second quarter of 2003. This increase results primarily from higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks as well as higher average interconnection rate amongst mobile operators. Furthermore, we have been incurring costs associated with our fiber optic capacity leasing and reselling agreement since June of 2003 while revenues derived from this agreement are recorded as part of equipment revenues. Selling, general and administrative expenses increased to 23.1% of service revenues compared to 21.1% for the 2003 corresponding period primarily in support of high levels of subscriber growth.

OIBDA increased 20% to $85.7 million compared to $71.4 million for the same period last year. OIBDA as a percentage of service revenue decreased to 52.7% compared to 56.1% in the quarter ending June 30, 2003 and 53.1% for the year 2003 as a whole, primarily as a result of costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the quarter. While new subscribers tend to generate lower ARPU, the cost to acquire and service these new subscribers are managed accordingly, which enabled us to maintain a ratio of OIBDA to service revenues above 50% over twelve-month periods. Operating income for the quarter rose 24.3% to $57.0 million compared to $45.9 million for the second quarter of 2003.

For the first six months of 2004, service revenues increased 29.0% to $310.0 million compared to $240.2 million for the same period last year, consistent with the 39.0% increase in average number of subscribers. The monthly ARPU for the first six months of 2004 was $12.83 compared to $13.89 for the same period of last year, with the decrease being the result of the addition of more than 1.3 million subscribers during the last 12 months. OIBDA for the first six months of 2004 increased 18.8% to $163.0 million compared to $137.2 million for the 2003 period. OIBDA as a percentage of service revenue decreased to 52.6% for the first six months of 2004 compared to 57.1% in the corresponding period of 2003, consistent with greater costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the period. Operating income rose 28.7% to $105.1 million compared to $81.7 million for the first six months of 2003.

Český Mobil a.s. – Czech Republic

Český Mobil a.s. ("Český Mobil" or its trade mark "Oskar") added 64,034 net subscribers in the second quarter to reach 1,678,005, an increase of 25.5% compared to 1,337,492 subscribers at the end of the second quarter of 2003. In the Czech Republic, our focus on postpaid growth continued to be successful with postpaid subscribers representing 69% of net additions during the quarter. As a result, our prepaid/postpaid mix as of June 30, 2004 was 55/45 compared to 59/41 at of June 30, 2003 and 58/42 at the end of December 31, 2003. We estimate we held a 16.7% share of the national cellular market as of June 30, 2004, compared to a 15.0% share at the same time last year. During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 98% from 88% at the end of the second quarter of 2003. According to our estimate, we captured approximately 40% of the total market new subscriber additions during the quarter.

Service revenues increased 31.2% to $124.1 million compared to $94.5 million for the second quarter of 2003 due to a 26.2% increase in average subscribers and a 3.6% increase in ARPU. ARPU for the second quarter was relatively stable at Czech Koruna 642.0 ($24.15) compared to Czech Koruna 645.3 ($23.32) for the same period of last year however the average exchange rate between the U.S. Dollar and the Czech Koruna during the second quarter of 2004 was 4% higher than for the same period in 2003. In April 2004, the regulatory body announced a new mobile voice terminating interconnection rate of Czech Koruna 3.19 per minute compared to Czech Koruna 3.66 which had a negative impact on the ARPU for the second quarter of 2004.



Cost of services as a percent of service revenue decreased to 40.4% from 42.3% in the second quarter of 2003. This decrease results primarily from lower average interconnection rate amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic. The second quarter 2003 results include a $3.2 million reversal in estimated interconnection cost mainly related to prior periods. Selling, general and administrative expenses increased to 25.4% of service revenues compared to 24.8% for the same period last year mainly as a result of a $1.0 million reversal to bad debt provisions which occurred during the second quarter of 2003.

We recorded OIBDA of $39.6 million compared to OIBDA of $28.5 million ($24.3 million excluding the reversals of the aforementioned provisions) for the same period last year. OIBDA as a percentage of service revenue for the quarter reached 31.9% compared to 30.2% in the second quarter of 2003 (25.7% excluding the reversal of the aforementioned provisions) and 26.8% for the year 2003 as a whole. This improvement reflects the revenue impact of solid subscriber growth, our focus on postpaid growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. We achieved an operating income of $13.6 million in the Czech Republic for the second quarter of 2004, compared to an operating income of $5.1 million for the second quarter of 2003.

For the first six months, service revenues increased 40.5% to $240.6 million compared to $171.2 million for the same period in 2003 consistent with the 27.5% increase in average number of subscribers and the 9.9% increase in ARPU as expressed in U.S. Dollars. ARPU for the first six months of 2004 reached Czech Koruna 633.0 ($23.94) compared to Czech Koruna 621.0 ($21.78) in 2003. OIBDA reached $73.9 million compared to OIBDA of $45.8 million for the first six months of last year consistent with the revenue impact of solid subscriber growth, our focus on postpaid growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. Operating income reached $19.8 million compared to $1.3 million for the same period in 2003.

Corporate and Other

Unallocated expenses for corporate and other activities were $4.3 million for the second quarter of 2004 compared to $2.5 million for the same period last year and $8.5 million for the first half of 2004 compared to $4.1 million for the first half of 2003. During 2003, we adopted the fair value based method of accounting for stock-based compensation on a prospective basis and, accordingly, the fair value method has been applied to all grants on or after January 1, 2003. As a result, consolidated selling, general and administrative expenses for the second quarter and first six months of 2004 include stock based compensation cost of $2.7 million and $4.2 million respectively of which $1.8 million and $2.7 million is included within corporate and other activities, while the corresponding period of 2003 had no compensation costs as no grants were awarded in that period. On May 4 2004, TIW's shareholders approved a Restricted Share Unit ("RSU") plan under which 919,680 RSU's were outstanding as of June 30, 2004 and were included in the determination of this quarter's stock based compensation. Furthermore, 2003 results included our share of net income from our Indian operation, which was disposed of at the end of 2003, of $1.2 million and $1.5 million for the three and six months ended June 30, 2003.

Liquidity and Capital Resources

For the second quarter of 2004, operating activities provided cash of $100.5 million compared to $73.3 million in the corresponding 2003 period, mainly resulting from the $23.5 million increase in OIBDA. For the first six months of 2004, operating activities provided cash of $143.0 million compared to $119.8 million in the corresponding 2003 period.

Investing activities used cash of $73.0 million for the quarter ended June 30, 2004 compared to a use of cash of $68.5 million during the same period in 2003. Our investing activities consisted primarily of the acquisition of property, plant and equipment of $65.4 million and $71.0 million for the three month periods ended June 30, 2004 and June 30, 2003, respectively. For the first six months of 2004, investing activities used cash of $136.1 million compared to $58.0 million for the first six months of 2003. Acquisitions of property, plant and equipment during the first six months of this year were $116.3 million compared to $100.8 million for the corresponding period last year. Investing activities for the six months ended June 30, 2004 also include the net proceeds from the sale of our direct investment in Hexacom during the first quarter which amounted to $21.8 million. These proceeds were offset by the use of $45 million of cash for the acquisition of additional interests in our subsidiaries including, during the second quarter of 2004, $3.6 million in connection with the acquisition of a 13% non controlling interest in ClearWave and $4.0 million in connection with the acquisition of a 5.9% non controlling interest in MobiFon. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon.

Financing activities used cash of $11.8 million for the second quarter of 2004 and provided cash of $47.1 million year to date compared to cash provided of $81.3 million and $61.0 million for the second quarter and first half of 2003. The source of cash provided by financing activities in the first six months of 2004 was $76.1 million of proceeds from issuances of our common shares of which $9.6 million was received during the second quarter. These proceeds were partially offset by $17.8 million scheduled repayment of MobiFon's and Český Mobil's senior credit facility of which $10.3 million was repaid during the second quarter, as well as by $11.1 million distributed to minority shareholders of MobiFon during the second quarter. During the first six months of 2003, sources of cash from financing activities included $246.9 million of proceeds from issuance of long term debt of which $219.8 million occurred during the second quarter, offset by the second quarter of 2003 use of cash related to $28.1 million in additions to restricted cash, $31.2 million distributed to minority shareholders of MobiFon, $6.8 million of deferred financing costs, $72.4 million in repayment of long-term debt and the first quarter of 2003 full repayment of TIW's senior corporate bank facility of $47.4 million.

Cash, cash equivalents and restricted short-term investments totaled $277.9 million as of June 30, 2004, including $144.2 million at the corporate level, which included $28.1 million in restricted short term investments.

As of June 30, 2004, total consolidated indebtedness was $1.1 billion, of which $227.3 million was at the corporate level, $285.0 million at MobiFon and $565.9 million at Český Mobil. As of June 30, 2004 corporate net debt defined as debt at the corporate level minus cash and short term investment at the corporate level was $83.1 million compared to $144.0 million at June 30, 2003 and $150.9 million at December 31, 2003.



In December 2003, we accepted a binding offer to sell our 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. We provided our co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, our co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, we realized a gain on disposal of its investment in Hexacom of $11.7 million in the three months period ended March 31, 2004.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior credit agreements. In April 2004, $11.1 million of dividends were distributed to non-controlling interests. As at June 30, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $24.4 million and is included with total current liabilities.

On March 25, 2004, we sold 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million and net proceeds of $62.7 million. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 million common shares at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds of $9.5 million.

On March 17, 2004, we acquired 5.9% of MobiFon and 2.9% of TIW Czech from EEIF Melville B.V., Emerging Markets Partnership c.v. and EEIF Czech N.V., in exchange for the issuance of 14,621,714 of our common shares. Pursuant to the term of the sale, the selling shareholders of MobiFon had the right to receive 5.9% of the dividends paid in 2004 relating to MobiFon 2003 earnings up to an aggregate maximum of $5.2 million. As of July 29, 2004, $5.1 million has been paid representing 5.9% of the dividends paid by MobiFon to this date.

In March 2004, we acquired 10,942,625 shares of our subsidiary ClearWave from two institutional investors for an aggregate consideration of $139.9 million, consisting of 11,268,538 of our common shares and $ 35.7 million in cash. On May 25, 2004, we launched an offer to all remaining minority shareholders of ClearWave to purchase the 186,560 shares they owned, representing a 0.2% interest in ClearWave's equity, for Cdn$16.64 ($12.48) in cash per share. As of June 30, 2004, 161,536 of the ClearWave shares were tendered under the offer for aggregate consideration of $2.0 million. The offer was extended to July 15, 2004 and an additional 15,315 ClearWave shares were tendered during the extension period. The shares acquired through these transactions to June 30, 2004 represent a 13.1 % equity interest and a 4.7% voting interest in ClearWave and as a result our direct and indirect equity and voting interest in ClearWave increased to 99.9% and 100.0%, respectively, resulting in a 63.5% ultimate equity interest in MobiFon and a 27.1% ultimate equity interest in Český Mobil.



The acquisitions of shares of MobiFon, TIW Czech and ClearWave were accounted for using the purchase method as required by U.S. and Canadian generally accepted accounting principles. Accordingly, the aggregate consideration of $303.6 million was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate of such fair values determined using generally accepted valuation methodologies. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave which occurred in the fourth quarter of 2003 exceeded the carrying value of net assets acquired by $283.3 million which was allocated to goodwill in the amount of $290.8 million and $7.5 million to other fair value net decrements.

On May 31, 2004 we entered into an agreement in principle to acquire 15.46% of MobiFon from certain private equity investors for a combination of cash and of our common shares. We will acquire 25,185,168 shares of MobiFon in exchange for 28,358,499 of our shares, representing an exchange ratio of 1.126, and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Upon closing, we will increase our indirect ownership in MobiFon from 63.5% to 79.0%. The closing of the transaction remains subject to certain conditions and is expected to take place in the third quarter of 2004. The transaction is also subject to other MobiFon shareholders' pro rata rights of first refusal, which, if fully exercised, will reduce the actual number of shares to be acquired by us to an 11.6% interest in MobiFon in exchange for 21.3 million of our common shares and $27.5 million in cash.

In August 2004, in accordance with the covenants governing the MobiFon Holdings' 12.5% Senior Notes, we will make an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pending expiry of the offer and payment of any notes tendered $15.6 million of long-term debt has been reclassified to current liabilities pending expiration of such offer.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, for the servicing of its debt, and in connection with the acquisition of 15.46% of MobiFon described above. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activities.

Selected consolidated financial data

On June 23, 2003, we amended our share capital to implement a one for five (1:5) consolidation of our common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. As of July 28, 2004, we had 139,894,759 outstanding common shares. All share and per share amounts included in the selected consolidated data shown below have been adjusted to reflect the share consolidation.



The following table contains financial information that is derived from our unaudited interim financial statements for the three and six month periods ended June 30, 2004.

(in thousands of us$, except per share data)	Three months ended June 30,		Six months ended June 30,	
	2004 $	**2003** $	**2004** $	**2003** $
STATEMENTS OF INCOME AND CASH FLOWS DATA:				
Revenues	**301,397**	232,163	**579,817**	432,081
Operating income	**66,284**	48,448	**116,494**	78,834
Interest expense, net	**(20,397)**	(17,645)	**(41,721)**	(44,666)
Foreign exchange gain (loss)	**1,317**	4,808	**(661)**	4,948
Net gain (loss) on disposal of assets	—	(221)	**11,658**	19,339
Income from continuing operations	**13,907**	6,500	**29,590**	18,348
Loss from discontinued operations	—	—	—	(8,811)
Net income	**13,907**	6,500	**29,590**	9,537
Basic earnings (loss) per share				
From continuing operations	**0.10**	0.07	**0.23**	0.19
From discontinued operations	—	—	—	(0.09)
Net earnings	**0.10**	0.07	**0.23**	0.10
Diluted earnings (loss) per share				
From continuing operations	**0.10**	0.07	**0.22**	0.19
From discontinued operations	—	—	—	(0.09)
Net earnings	**0.10**	0.07	**0.22**	0.10
Acquisitions of property, plant and equipment	**65,433**	71,024	**116,261**	100,802

(in thousands of us$)	As at June 30, 2004 $	As at December 31, 2003 $
BALANCE SHEET DATA:		
Cash and cash equivalents, including restricted short-term investments of $28.1 million as of June 30, 2004 and December 31, 2003	**277,940**	224,822
Total assets	**1,978,262**	1,667,531
Short-term and long-term debt	**1,078,137**	1,121,411
Total shareholders' equity	**459,876**	91,773



Summary of quarterly results (unaudited)

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming as a result of the summer holidays result in higher network revenue and operating profit.

(in thousands of U.S.$, except per share data)	Q2 2004 $	Q1 2004 $	Q4 2003 $	Q3 2003 $
Revenues	301,397	278,420	277,787	257,217
Income (loss) from continuing operations	13,907	15,683	(727)	3,075
Net income (loss)	13,907	15,683	(727)	3,075
Basic earnings (loss) per share				
From continuing operations	0.10	0.13	(0.01)	0.03
From discontinued operations	—	—	—	—
Net earnings (loss)	0.10	0.13	(0.01)	0.03
Diluted earnings (loss) per share				
From continuing operations	0.10	0.13	(0.01)	0.03
From discontinued operations	—	—	—	—
Net earnings (loss)	0.10	0.13	(0.01)	0.03

(in thousands of U.S.$, except per share data)	Q2 2003 $	Q1 2003 $	Q4 2002 $	Q3 2002 $
Revenues	232,163	199,918	196,461	185,209
Income (loss) from continuing operations	6,500	11,848	(8,405)	(9,025)
Net income (loss)	6,500	3,037	(35,637)	(41,294)
Basic earnings (loss) per share				
From continuing operations	0.07	0.12	(0.08)	(0.09)
From discontinued operations	—	(0.09)	(0.27)	(0.32)
Net earnings (loss)	0.07	0.03	(0.35)	(0.41)
Diluted earnings (loss) per share				
From continuing operations	0.07	0.12	(0.08)	(0.09)
From discontinued operations	—	(0.09)	(0.27)	(0.32)
Net earnings (loss)	0.07	0.03	(0.35)	(0.41)



Non GAAP measures and operating data (unaudited)

OPERATING DATA FROM CONTINUING OPERATIONS *(IN THOUSANDS OF U.S. $)*	Three months ended June 30,		Six months ended June 30,	
	2004	**2003**	**2004**	**2004**
OIBDA	**120,947**	97,426	**228,431**	178,868
Proportionate revenues	**144,234**	85,755	**276,567**	160,624
Proportionate operating income before depreciation and amortization	**60,811**	38,602	**115,010**	72,956
Proportionate operating income	**35,571**	21,294	**63,649**	36,621
ARPU *(in U.S.$)*				
MobiFon	**12.84**	14.44	**12.83**	13.89
Český Mobil	**24.15**	23.32	**23.94**	21.78

	Technology	Start-up Date of Operations	Licensed POPs (millions)	Total Subscriber[1]	Equity Interest	Equity POPs (millions)	Equity Subscribers
Romania	GSM	1997	21.7	4,089,948	63.5%	13.8	2,596,900
Czech Republic	GSM	2000	10.2	1,678,005	27.1%	2.8	454,100
Total			**31.9**	**5,767,953**		**16.6**	**3,051,000**

[1] Subscriber figures include 2,676,712 and 925,665 prepaid subscribers in Romania and Czech Republic, respectively

We believe that operating income before depreciation and amortization ("OIBDA") provides useful information to investors because it is an indicator of the strength and performance for the ongoing business operations, including the ability to fund discretionary spending such as capital expenditures and other investments and its ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. For the reconciliation of OIBDA to operating income, refer to Note 14 to the interim financial statements.

Proportionate financial figures and other operational data represent the combination of our ultimate proportionate ownership at the end of each period presented in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles. Equity interest figures represent our direct and indirect ownership interests in our operations. For a reconciliation of proportionate operating income to operating income, refer to the supplementary financial information filed with our interim financial statements.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following tables provide a reconciliation between service revenues and ARPU for both MobiFon and Český Mobil:

| | MobiFon | | | |
| | Three months ended June 30, | | Six months ended June 30, | |
	2004	2003	2004	2003
Service revenues for the periods *(in $ thousands)*	**162,429**	127,163	**310,035**	240,247
Average number of subscribers for the period *(in millions)*	**3.88**	2.71	**3.72**	2.68
Average monthly service revenue per subscriber for the period *(in $)*	**13.95**	15.64	**13.89**	14.96
Less: impact of excluding in roaming and miscellaneous revenue	**(1.11)**	(1.20)	**(1.06)**	(1.07)
ARPU	**12.84**	14.44	**12.83**	13.89

| | Český Mobil | | | |
| | Three months ended June 30, | | Six months ended June 30, | |
	2004	2003	2004	2003
Service revenues for the periods *(in $ thousands)*	**124,052**	94,521	**240,639**	171,247
Average number of subscribers for the period *(in millions)*	**1.65**	1.30	**1.61**	1.26
Average monthly service revenue per subscriber for the period *(in $)*	**25.12**	24.16	**24.87**	22.57
Less: impact of excluding in roaming and miscellaneous revenue	**(0.97)**	(0.84)	**(0.93)**	(0.79)
ARPU	**24.15**	**23.32**	**23.94**	**21.78**



Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

Conference Call

The conference call with analysts on the second quarter 2004 results will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Friday, July 30, 2004 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on Friday, July 30 and 11:59 p.m. on August 29. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 3081221.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with almost 5.8 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Český Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

- 30 –

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☏ (514) 673-8466
jlacroix@tiw.ca
Our web site address is: www.tiw.ca



TELESYSTEM INTERNATIONAL WIRELESS INC.

SECOND QUARTER 2004

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of U.S. dollars)

	June 30, 2004 $	December 31, 2003 $
		[Note 1]
ASSETS		
Current assets		
Cash and cash equivalents	249,815	196,697
Cash and cash equivalents – Restricted	28,125	28,125
Trade debtors	96,959	79,515
Amounts receivable from non-controlling interests	—	16,695
Inventories	16,504	16,150
Prepaid expenses	28,505	15,408
Deferred income tax assets	473	270
Other current assets	7,530	5,757
Total current assets	427,911	358,617
Property, plant and equipment *[Note 8]*	1,065,575	1,102,057
Licenses	84,665	89,640
Subscribers *[Note 8]*	13,400	—
Goodwill *[Note 8]*	348,174	66,927
Deferred financing costs	26,753	28,440
Deferred income tax assets	8,540	—
Investments and other assets *[Note 8]*	3,244	21,850
	1,978,262	1,667,531
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	57,600	56,398
Accrued liabilities	75,852	73,298
Accrued interest payable	18,854	20,578
Income and value added taxes payable	18,685	14,965
Deferred revenues	35,490	33,046
Amounts payable to non-controlling interests *[Note 11]*	24,386	23,577
Current portion of long-term debt *[Note 12]*	105,666	61,677
Total current liabilities	336,533	283,539
Long-term debt *[Note 8]*	972,471	1,059,734
Deferred income tax liabilities	16,329	8,691
Other non-current liabilities	18,151	10,204
Non-controlling interests	174,902	213,590
SHAREHOLDERS' EQUITY		
Share capital *[Notes 4 and 8]*	1,415,005	1,081,077
Additional paid-in-capital	250,671	246,497
Deficit	(1,213,974)	(1,243,564)
Cumulative translation adjustment *[Note 7]*	8,174	7,763
Total shareholders' equity	459,876	91,773
	1,978,262	1,667,531

See accompanying Notes

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (UNAUDITED)

(in thousands of U.S. dollars, except per share data)

	Three months ended June 30,		Six months ended June 30,	
	2004 $	2003 $	2004 $	2003 $
REVENUES				
Services	**286,481**	221,684	**550,674**	411,494
Equipment	**14,916**	10,479	**29,143**	20,587
	301,397	232,163	**579,817**	432,081
Cost of services	**83,955**	65,059	**165,549**	121,759
Cost of equipment	**23,312**	16,974	**45,624**	31,642
Selling, general and administrative expenses	**73,183**	52,704	**140,213**	99,812
Depreciation and amortization *[Note 6]*	**54,663**	48,978	**111,937**	100,034
OPERATING INCOME	**66,284**	48,448	**116,494**	78,834
Interest expense	**(21,408)**	(18,182)	**(43,687)**	(45,543)
Interest income	**1,011**	537	**1,966**	877
Foreign exchange gain (loss)	**1,317**	4,808	**(661)**	4,948
Net gain (loss) on disposal of assets *[Note 8]*	**—**	(221)	**11,658**	19,339
Income before income taxes and non-controlling interests and discontinued operations	**47,204**	35,390	**85,770**	58,455
Income taxes	**14,372**	15,089	**27,126**	25,495
Income before non-controlling interests and discontinued operations	**32,832**	20,301	**58,644**	32,960
Non-controlling interests	**(18,925)**	(13,801)	**(29,054)**	(14,612)
Income from continuing operations	**13,907**	6,500	**29,590**	18,348
Loss from discontinued operations	**—**	—	**—**	(8,811)
Net income	**13,907**	6,500	**29,590**	9,537
Deficit, beginning of period	**(1,227,881)**	(1,252,412)	**(1,243,564)**	(1,255,449)
Deficit, end of period	**(1,213,974)**	(1,245,912)	**(1,213,974)**	(1,245,912)
Basic earnings (loss) per share				
From continuing operations	**0.10**	0.07	**0.23**	0.19
From discontinued operations	**—**	—	**—**	(0.09)
Net earnings	**0.10**	0.07	**0.23**	0.10
Diluted earnings (loss) per share				
From continuing operations	**0.10**	0.07	**0.22**	0.19
From discontinued operations	**—**	—	**—**	(0.09)
Net earnings	**0.10**	0.07	**0.22**	0.10

See accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,	
	2004 $	2003 $	2004 $	2003 $
OPERATING ACTIVITIES				
Income from continuing operations	**13,907**	6,500	**29,590**	18,348
Depreciation and amortization	**54,663**	48,978	**111,937**	100,034
Non-cash financial expenses (recovery)	**1,457**	(5,051)	**2,943**	(3,266)
Non-controlling interests	**18,925**	13,801	**29,054**	14,612
Net loss (gain) on disposal of assets *[Note 8]*	**—**	221	**(11,658)**	(19,339)
Deferred income taxes	**966**	409	**2,947**	409
Other non-cash items	**4,977**	2,282	**5,230**	3,822
Changes in operating assets and liabilities	**5,611**	6,138	**(27,082)**	5,173
Cash provided by operating activities	**100,506**	73,278	**142,961**	119,793
INVESTING ACTIVITIES				
Acquisitions of property, plant and equipment	**(65,433)**	(71,024)	**(116,261)**	(100,802)
Net proceeds from the sale of subsidiary's shares	**—**	2,500	**—**	41,500
Proceeds from sale of investment, net of costs *[Note 8]*	**—**	—	**21,752**	—
Increase in ownership of subsidiaries *[Note 8]*	**(7,561)**		**(44,994)**	
Other investments and advances	**—**	—	**3,358**	1,345
Cash used in investing activities	**(72,994)**	(68,524)	**(136,145)**	(57,957)
FINANCING ACTIVITIES				
Repayment of short-term loans	**—**	—	**—**	(47,406)
Proceeds from issuance of common shares, net of costs *[Note 4]*	**9,607**	—	**76,055**	—
Subsidiary's distributions paid to non-controlling interests *[Note 11]*	**(11,124)**	(31,213)	**(11,124)**	(31,213)
Proceeds from issuance of long-term debt	**—**	219,794	**—**	246,894
Repayment of long-term debt	**(10,326)**	(72,417)	**(17,826)**	(72,417)
Deferred financing costs	**—**	(6,750)	**—**	(6,750)
Additions to cash and cash equivalent restricted	**—**	(28,125)	**—**	(28,125)
Cash provided by (used in) financing activities	**(11,843)**	81,289	**47,105**	60,983
Net effect of exchange rate translation on cash and cash equivalents	**1,836**	864	**(690)**	916
Cash provided by continuing operations	**17,505**	86,907	**53,231**	123,735
Cash provided by (used in) discontinued operations	**—**	(2,777)	**(113)**	65,370
Increase in cash and cash equivalents	**17,505**	84,130	**53,118**	189,105
Cash and cash equivalents, beginning of period	**232,310**	165,681	**196,697**	60,706
Cash and cash equivalents, end of period	**249,815**	249,811	**249,815**	249,811

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2004
(*in thousands of U.S. dollars*)

NOTE 1
BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2003, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because higher usage and roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, for the servicing of its debt and in connection with the acquisition of 15.46% of MobiFon described in Note 8. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activities.

NOTE 2
EARNINGS (LOSS) PER SHARE

The reconciliation of the denominator for the calculation of earnings (loss) per share is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2004	**2003**	**2004**	**2003**
(in thousands)	**$**	**$**	**$**	**$**
Weighted average number of Common and Preferred Shares outstanding	139,880	100,434	128,681	100,434
Dilutive effect of options and RSU's	2,879	351	2,914	—
Weighted average number of Common and Preferred Shares outstanding – Diluted	142,759	100,785	131,595	100,434

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2004
(*in thousands of U.S. dollars*)

NOTE 3
STOCK BASED COMPENSATION

Effective January 1, 2003, the Company adopted the fair value method of accounting for all its stock-based compensation on a prospective basis. Accordingly, the fair value based method is applied to awards granted, modified, or settled on or after January 1, 2003 under the Company's Stock Option Plan and its Restricted Share Unit Plan (see Note 5). The Company recorded a stock-based compensation cost, included within selling, general and administrative costs, of $4.2 million and $2.7 million during the six month and the three month periods ended June 30, 2004, respectively.

Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors. Had compensation costs been determined using the fair value based method at the date of grant for all awards granted under the employee stock option plan including those granted prior to January 1, 2003, the Company's pro-forma net income, earnings per share and diluted earnings per share would have been as presented in the table below and includes reversal of prior periods compensation expense due to the forfeiture of unvested options by employees.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004 **$**	**2003** **$**	**2004** **$**	**2003** **$**
Pro-forma net income	**13,587**	21,350	28,958	22,891
Pro-forma earnings per shares:				
Basic	**0.10**	0.22	0.22	0.23
Diluted	**0.10**	0.21	0.22	0.23

NOTE 4
EQUITY OFFERINGS

On March 25, 2004, the Company sold 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million. The net proceeds of the offering were $62.7 million after deducting underwriting fees and other expenses. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 million common shares of TIW at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds to the Company from the exercise of this over-allotment option of $9.5 million. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares.

NOTE 5
RESTRICTED SHARE UNIT PLAN

On February 24, 2004, the Board of Directors authorized, subject to regulatory and shareholders' approvals, the creation of a Restricted Share Unit Plan ("RSU Plan"). During the second quarter regulatory approvals were obtained and on May 4, 2004, the shareholders approved the Restricted Share Unit Plan.

Under the RSU Plan, restricted share units ("RSUs") are granted to designated directors (other than those who are employees or consultants of the five principal shareholders of the Company), officers and employees.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2004
(in thousands of U.S. dollars)

NOTE 5

RESTRICTED SHARE UNIT PLAN (CONT'D)

The RSUs are phantom shares that rise and fall in value based on the value of the Company's Common Shares and are redeemed for actual Common Shares on the vesting dates. The RSUs typically vest after the first anniversary of the date of grant as to one-third, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third but become 100% vested upon a change of control of the Company. Where deemed appropriate, the Board has the discretion to use a different vesting schedule. The total number of RSUs issuable under the plan is 6,250,000. Upon the approval of the RSU Plan, an aggregate of 799,680 RSUs were recognized for accounting purposes as having been granted. The amortization of the fair value of the RSUs over their vesting period is included in the determination of the Company's stock-based compensation described in Note 3. The fair value of the RSUs has been determined to be the equivalent of the share price on the date of their grant. Furthermore, 120,000 RSUs were given in exchange for the cancellation of 333,334 options which were determined to have the same fair value for purposes of the determination of stock-based compensation.

NOTE 6

PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of $1.1 million and NIL for property, plant and equipment for the three months ended June 30, 2004 and June 30, 2003, respectively and $4.6 million for each of the six months ended June 30, 2004 and June 30, 2003.

NOTE 7

FOREIGN CURRENCIES

The movement in the cumulative translation adjustment of $0.4 million, reported as a component of the shareholders' equity, consists of the Company's share of the effect of the depreciation of the Czech Koruna during the first six months of 2004. The exchange rate was 25.65 Czech Koruna for one US$ and 26.14 Czech Koruna for one US$ as at December 31, 2003 and June 30, 2004, respectively.

NOTE 8

INVESTMENTS

Sale of Investment in Hexacom

In December 2003, the Company accepted a binding offer to sell its 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, the Company's co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, the Company realized a gain on disposal of its investment in Hexacom of $11.7 million in the three months period ended March 31, 2004.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2004
(*in thousands of U.S. dollars*)

NOTE 8
INVESTMENTS (CONT'D)

Acquisition of Shares in MobiFon, TIW Czech and ClearWave

On March 17, 2004, the Company acquired from a minority shareholder 5.9% of MobiFon in exchange for the issuance of 12,971,119 common shares of the Company's treasury stock. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon's 2003 earnings up to an aggregate maximum of $5.2 million. As of July 29, 2004, $5.1 million has been paid representing 5.9% of the dividends paid by MobiFon to this date. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech N.V., sold to the Company a 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 additional common shares of the Company. The aggregate purchase prices for the MobiFon and TIW Czech interests acquired were $143.9 million and $17.7 million, respectively.

In March 2004, the Company acquired 10,942,625 class A Subordinate Voting Shares of ClearWave from two institutional shareholders, for an aggregate consideration of $139.9 million, consisting of 11,268,538 shares of the Company and $35.7 million in cash. On May 25, 2004, ClearWave launched an offer to all holders and its outstanding 186,560 class A Subordinate Voting Shares ("ClearWave Shares") to purchase the ClearWave shares they hold for Cdn$16.64 [$12.48] in cash per share. As of June 30, 2004, 161,536 of the ClearWave shares were tendered under the offer for aggregate consideration of $2.0 million (Cdn$2.7M). The offer was extended to July 15, 2004 and an additional 15,315 ClearWave shares were tendered during the extension period. The class A Subordinate Voting Shares acquired through these transactions to June 30, 2004 represents a 13.1% equity interest and a 4.7% voting interest in ClearWave and as a result the Company's direct and indirect equity and voting interest in ClearWave increased to 99.9% and 100.0%, respectively, resulting in a 63.5% ultimate equity interest in MobiFon and a 27.1% ultimate equity interest in Český Mobil. The Company's existing interest in ClearWave, MobiFon and Český, prior to these acquisitions, were reflected in its consolidated financial statements on a consolidated basis.

The acquisitions of shares of MobiFon, TIW Czech and ClearWave were accounted for using the purchase method whereby their aggregate consideration of $303.6 million was allocated to the fair value of the assets acquired and liabilities assumed based on managements best estimates. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave, which occurred in the fourth quarter of 2003 and for which approximately $9.2 million of goodwill was recorded, exceeded the carrying value of net assets acquired by $283.3 million. Such excess has been allocated as follows:

	Romania Cellular	Czech Republic Cellular	Corporate and Other	Total
	$	$	$	$
Decrement of property, plant and equipment	(12,212)	(7,928)	—	(20,140)
Increment of subscriber relationships	14,453	—	—	14,453
Increment of long-term debt	—	—	(5,822)	(5,822)
Related deferred tax	(773)	2,735	2,009	3,971
Goodwill	255,616	35,183	—	290,799
	257,084	29,990	(3,813)	283,261

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2004
(*in thousands of U.S. dollars*)

NOTE 8
INVESTMENTS (CONT'D)
The subscriber relationships will be amortized using the straight line method over a period of 4 years.

On May 31, 2004, the Company entered into an agreement to acquire 15.46% of MobiFon from non-controlling interests for a combination of cash and common shares of the Company. Under the terms of the agreement, the Company will acquire 25,185,168 shares of MobiFon in exchange for 28,358,499 common shares of the Company and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Upon closing, the Company will increase its indirect ownership in MobiFon from 63.5% to 79.0%. The closing of the transaction remains subject to certain conditions, including regulatory approval. Closing is expected to take place in the third quarter of 2004. The transaction is also subject to other MobiFon shareholders' pro rata rights of first refusal, which, if fully exercised, will reduce the actual number of shares to be acquired by the Company to an 11.6% interest in MobiFon in exchange for 21.3 million common shares of the Company and $27.5 million in cash. The transactions will be accounted for using the purchase method.

NOTE 9
MOBIFON LOYALTY PROGRAM
During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three and six month periods ended June 30, 2004, include an expense of $1.6 million and $2.4 million, respectively and other current assets and accrued liabilities as of June 30, 2004 include amounts of $2.4 million and $4.0 million, respectively, related to this program.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

NOTE 10
SALE AND LEASE BACK FINANCING - MOBIFON
On January 30, 2004, MobiFon sold its option to buy the properties which were the object of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon entered into an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2004
(*in thousands of U.S. dollars)*

NOTE 11
DIVIDENDS TO NON-CONTROLLING INTERESTS
On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April 2004, $11.1 million of dividends were distributed to non-controlling interests. As at June 30, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $24.4 million and is included with current liabilities.

NOTE 12
EXCESS CASH FLOW OFFER
In August 2004, in accordance with the covenants governing the MobiFon Holdings' 12.5% Senior Notes, the Company will make an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pending expiry of the offer and payment of any notes tendered, $15.6 million of long-term debt has been reclassified to current liabilities pending expiration of such offer.

NOTE 13
COMPARATIVE FIGURES AND RECLASSIFICATIONS
Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 14

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30,

	2004				2003			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	162,429	124,052	—	286,481	127,163	94,521	—	221,684
Equipment	9,643	5,273	—	14,916	6,788	3,691	—	10,479
	172,072	129,325	—	301,397	133,951	98,212	—	232,163
Cost of services	33,878	50,077	—	83,955	25,087	39,972	—	65,059
Cost of equipment	15,066	8,246	—	23,312	10,661	6,313	—	16,974
Selling, general and administrative expenses	37,449	31,449	4,285	73,183	26,811	23,407	2,486	52,704
Depreciation and amortization	28,673	25,982	8	54,663	25,539	23,417	22	48,978
Operating income (loss)	57,006	13,571	(4,293)	66,284	45,853	5,103	(2,508)	48,448
Acquisition of property, plant and equipment, including unpaid acquisitions	46,700	18,733	—	65,433	55,037	14,104	—	69,141
Operating income (loss) before depreciation and amortization (*)	85,679	39,553	(4,285)	120,947	71,392	28,520	(2,486)	97,426
(*) Computed as operating income (loss)	57,006	13,571	(4,293)	66,284	45,853	5,103	(2,508)	48,448
Plus depreciation and amortization	28,673	25,982	8	54,663	25,539	23,417	22	48,978

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 14 (CONT'D)
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30,

	2004				2003			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	310,035	240,639	—	550,674	240,247	171,247	—	411,494
Equipment	18,523	10,620	—	29,143	12,537	8,050	—	20,587
	328,558	251,259	—	579,817	252,784	179,297	—	432,081
Cost of services	65,846	99,703	—	165,549	46,239	75,520	—	121,759
Cost of equipment	29,765	15,859	—	45,624	18,877	12,765	—	31,642
Selling, general and administrative expenses	69,978	61,783	8,452	140,213	50,479	45,235	4,098	99,812
Depreciation and amortization	57,821	54,097	19	111,937	55,509	44,481	44	100,034
Operating income (loss)	105,148	19,817	(8,471)	116,494	81,680	1,296	(4,142)	78,834
Acquisition of property, plant and equipment, including unpaid acquisitions	85,380	30,881	—	116,261	69,543	25,279	—	94,822
Property, plant and equipment, licenses and subscribers as at June 30, 2004 and December 31, 2003	522,861	640,594	185	1,163,640	503,940	687,621	136	1,191,697
Goodwill as at June 30, 2004 and December 31, 2003	298,876	49,298	—	348,174	51,710	15,164	53	66,927
Total assets as at June 30, 2004 and December 31, 2003	993,744	826,876	157,642	1,978,262	725,263	821,733	120,535	1,667,531
Operating income (loss) before depreciation and amortization (*)	162,969	73,914	(8,452)	228,431	137,189	45,777	(4,098)	178,868
(*) Computed as operating income (loss)	105,148	19,817	(8,471)	116,494	81,680	1,296	(4,142)	78,834
Plus depreciation and amortization	57,821	54,097	19	111,937	55,509	44,481	44	100,034



TELESYSTEM INTERNATIONAL WIRELESS INC.

SECOND QUARTER 2004

SUPPLEMENTARY INFORMATION

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (UNAUDITED) [1]

(in thousands of U.S. dollars)

| | FOR THE THREE MONTHS ENDED JUNE 30, | | | | | | | |
| | 2004 | | | | 2003 | | | |
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	103,135	33,549	—	136,684	62,807	18,857	—	81,664
Equipment	6,123	1,427	—	7,550	3,354	737	—	4,091
	109,258	34,976	—	144,234	66,161	19,594	—	85,755
Cost of services	21,512	13,544	—	35,056	12,392	7,975	—	20,367
Cost of equipment	9,567	2,232	—	11,799	5,268	1,261	—	6,529
Selling, general and administrative expenses	23,778	8,505	4,285	36,568	13,248	4,670	2,339	20,257
Depreciation and amortization	18,206	7,026	8	25,240	12,615	4,671	22	17,308
Operating income (loss)	36,195	3,669	(4,293)	35,571	22,638	1,017	(2,361)	21,294
Operating income (loss) before depreciation and amortization (*)	54,401	10,695	(4,285)	60,811	35,253	5,688	(2,339)	38,602
Proportionate operating income	36,195	3,669	(4,293)	35,571	22,638	1,017	(2,361)	21,294
Ultimate ownership	63.5	27.1	—	—	49.4	19.9	—	—
Consolidated operating income	57,006	13,571	(4,293)	66,284	45,853	5,103	(2,508)	48,448

[1]   Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees at the end of the period and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(*) Computed as operating income (loss)	36,195	3,669	(4,293)	35,571	22,638	1,017	(2,361)	21,294
Plus depreciation and amortization	18,206	7,026	8	25,240	12,615	4,671	22	17,308

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (UNAUDITED) [1]

(in thousands of U.S. dollars)

	FOR THE SIX MONTHS ENDED JUNE 30,							
	2004				2003			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	196,854	65,078	—	261,932	118,661	34,163	—	152,824
Equipment	11,762	2,873	—	14,635	6,193	1,607	—	7,800
	208,616	67,951	—	276,567	124,854	35,770	—	160,624
Cost of services	41,810	26,964	—	68,774	22,838	15,066	—	37,904
Cost of equipment	18,900	4,291	—	23,191	9,325	2,548	—	11,873
Selling, general and administrative expenses	44,432	16,708	8,452	69,592	24,957	9,024	3,910	37,891
Depreciation and amortization	36,713	14,629	19	51,361	27,417	8,874	44	36,335
Operating income (loss)	66,761	5,359	(8,471)	63,649	40,317	258	(3,954)	36,621
Operating income (loss) before depreciation and amortization *	103,474	19,988	(8,452)	115,010	67,734	9,132	(3,910)	72,956
Proportionate operating income	66,761	5,359	(8,471)	63,649	40,317	258	(3,954)	36,621
Ultimate ownership	63.5	27.1	—	—	49.4	19.9	—	—
Consolidated operating income	105,148	19,817	(8,471)	116,494	81,680	1,296	(4,142)	78,834

[1] Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees at the end of the period and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(*) Computed as operating income (loss)	66,761	5,359	(8,471)	63,649	40,317	258	(3,954)	36,621
Plus depreciation and amortization	36,713	14,629	19	51,361	27,417	8,874	44	36,335

TIW'S NET DEBT POSITION AS AT JUNE 30, 2004 AND OTHER DATA (UNAUDITED)

(in thousands of U.S. dollars)

Net Debt Position as at June 30, 2004

	Debt $	Cash [2] $	Net Debt $	Proportionate Net Debt [1] $
Investees				
MobiFon	285,000	66,221	218,779	138,925
Český Mobil and TIW Czech	565,864	67,569	498,295	135,038
TIW and others	227,273	144,150	83,123	83,123
Total	1,078,137	277,940	800,197	357,086

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(2) Includes cash, cash equivalents and restricted short-term investments.

OUTSTANDING SHARE DATA AS AT JULY 28, 2004
The following represents all equity shares outstanding and the number of Common Shares into which all securities are convertible, exercisable or exchangeable:

	Common Shares
Common Voting Shares outstanding	139,894,759
Convertible instruments and other:	
Outstanding granted employees and directors' stock options	5,271,945
Outstanding granted employees and directors' RSUs	919,680
Convertible Equity Subordinated Debentures	59,139
	146,145,523